SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-A

                  REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                           IRWIN FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


                INDIANA                                35-1286807
(State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

          500 WASHINGTON STREET                           47201
            COLUMBUS, INDIANA                          (Zip Code)
(Address of Principal Executive Offices)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |_|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

     Securities to be Registered Pursuant to Section 12(b) of the Act:

  Title of Each Class                            Name of Each Exchange on Which
  to be so Registered:                           Each Class is to be Registered:
  -------------------                            ------------------------------
         None                                                 None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On March 1, 2001, the Board of IRWIN FINANCIAL CORPORATION (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, no par value per share (the "Common Stock"), of the Company to shareholders of record at the close of business on March 9, 2001 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Series A Preferred Stock, without par value (the "Preferred Stock"), at a price of $100 per one one-hundredth share (the "Purchase Price"), subject to adjustment. The terms of the Preferred Stock adopted by the Board are filed as Exhibit 4.2 hereto. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Irwin Union Bank and Trust Company, as Rights Agent, which is filed as Exhibit
4.1 hereto and incorporated herein by reference.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right Certificates will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than Will Miller, the Company's Chairman, and his family, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors of the Company (the "Board of Directors") prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates together with a copy of this Summary of Rights Plan and not by separate certificates.

     The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of this Summary of Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) March 1, 2011 (the "Final Expiration Date"), (ii) the redemption of the Rights by the Company as described below, and (iii) the exchange of all Rights for Common Stock as described below.

     In the event that any person (other than the Company, the Miller Family or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the beneficial

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owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15% or more of the Common Stock. However, if that person acquires any additional shares of Common Stock that transaction would not be exempt.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

     Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of Preferred Stock or the Common Stock.

     At any time after the acquisition by a person or group of affiliated or associated persons (other than the Miller Family) of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company will not be required to issue fractional shares of Preferred Stock or Common Stock (other than fractions in multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock or Common Stock on the last trading date prior to the date of exercise.

     At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"), which may (at the option of the

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Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Issuance of Preferred Stock or Common Stock upon exercise of the Rights will be subject to any necessary regulatory approvals. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company under the plan, including, without limitation, the right to vote or to receive dividends.

     The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

     As of March 1, 2001 there were 21,152,653 shares of Common Stock outstanding and approximately 6,616,938 shares of Common Stock reserved for issuance under employee benefit plans or pursuant to conversion of convertible securities. Each outstanding share of Common Stock at the close of business on March 9, 2001 will receive one Right. Four hundred thousand (400,000) shares of Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

ITEM 2. EXHIBITS.

     4.1 Rights Agreement, dated as of March 1, 2001, between Irwin Financial Corporation and Irwin Union Bank and Trust Company, as Rights Agent.

     4.2 Terms of Junior Participating Series A Preferred Stock, included as Exhibit A to the Rights Agreement (Exhibit 4.1 hereto).

     4.3 Form of Right Certificate and Form of Election to Purchase, included as Exhibit B to the Rights Agreement (Exhibit 4.1 hereto).

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              IRWIN FINANCIAL CORPORATION



                                              By: /s/ GREGORY F. EHLINGER
                                                  ------------------------------
                                                      Gregory F. Ehlinger
                                                      Senior Vice President and
                                                      Chief Financial Officer


Dated:   March 1, 2001

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                                INDEX TO EXHIBITS
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Exhibit   Description
-------   -----------

4.1 Rights Agreement, dated as of March 1, 2001, between Irwin Financial Corporation and Irwin Union Bank and Trust Company, as Rights Agent.

4.2 Terms of Junior Participating Series A Preferred Stock, included as Exhibit A to the Rights Agreement (Exhibit 4.1 hereto).

4.3 Form of Right Certificate and Form of Election to Purchase, included as Exhibit B to the Rights Agreement (Exhibit 4.1 hereto).

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